May 14, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated May 5, 2008, of Wells Real Estate Investment Trust II, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the second, third, fourth, and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

We have also read item 4.01 of Form 8-K dated May 14, 2008, of Wells Real Estate Investment Trust II, Inc. and are in agreement with the third, fourth and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein

/s/ Ernst & Young LLP